May 3, 2007


By facsimile to (212) 521-7334 and U.S. Mail


Kevin J. Groman, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, AZ 85254

Re:	RSC Holdings Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
S-1
	Filed April 27, 2007
File No. 333-140644

Dear Mr. Groman:

	We reviewed the filing and have the comments below.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 18

1. Where more than one pro forma adjustment affects a single line item, please separately present each pro forma adjustment.

Annual Performance Incentive, page 81

2. Refer to prior comment 1.  We understand that:

* In 2006 Messrs. Foster, Graham, and Ledlow were eligible to receive quarterly variable compensation payments ranging from 35% at target to 50% at maximum of earned base salary for the quarter based on the achievement of two key financial metrics.

* The portion of the variable compensation awards based on the achievement of the EBIT% target for Messrs. Foster, Graham, and Ledlow were $23,620, $22,741, and $26,560 for the first quarter of 2006 and $22,247, $21,745, and $22,767 for the second quarter of 2006.

Please clarify whether the amounts in the second bullet point represent 35% of each officer`s earned base salary for the quarters.

3. We assume the target EBIT and Revenue Growth percentages shown in the quarterly tables for Messrs. Foster, Graham, and Ledlow are the percentages of these financial metrics that the company had to achieve in order for the officers to receive bonus compensation for those quarters. We are uncertain, however, about the columns labeled
"Actual" because the amounts vary for each officer. This suggests that the "Actual" column is intended to depict something other than the company`s actual performance on those measures for each quarter.
Please clarify the meaning of this column.

Security Ownership of Certain Beneficial Owners, Management and
Selling Stockholders, page 92

4. Describe briefly how each selling stockholder acquired the shares being offered for resale.

5. Indicate the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with RSC or any of its predecessors or affiliates.
See
Item 507 of Regulation S-K.

6. Describe briefly any continuing relationship of RSC with each selling stockholder.

7. As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders. We note the disclosure on page 96 that RSC paid
Ripplewood and Oak Hill a fee of $20 million each for direct acquisition and finance related services.

8. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

9. We note the addition of Mr. Cohen to the table and footnote
(5).
If Mr. Cohen has or shares voting or dispositive control of the shares owned by Atlas Copco Finance S.a.r.l., please include those shares opposite his name in the table. You may then given the number of shares held by Atlas Capco and disclaim beneficial ownership of them in the footnote.

Statement of Stockholders` Equity (Deficit), page F-5

10. We have reviewed your responses to comments 2 and 4. Please provide us with additional explanation to help us understand why the use of pre-split numbers cannot be avoided.

11. We have reviewed your response to comment 2. Reflecting the share cancellation as a 1-for-3.69 reverse stock split creates the impression that you repurchased shares from Group and then resold them immediately at a substantially lower price to the Sponsors. Accordingly, we continue to believe that reflecting the equivalent of a 1-for-3.69 reverse stock split does appear to be appropriate. Please revise your presentation to eliminate the 1-for-3.69 reverse stock split or provide us with new information to help us understand why you believe this presentation is appropriate.

12. Please revise your filing to give retroactive effect to the stock split that will occur in conjunction with your initial public offering.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, RSC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If RSC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RSC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If RSC requests acceleration of the registration statement`s effectiveness, RSC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RSC from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* RSC may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that RSC provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Matthew E. Kaplan, Esq.
	Jeffrey J. Rosen, Esq.
	Debevoise & Plimpton LLP
	919 Third Avenue
	New York, NY 10022

	William B. Gannett, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005



Kevin J. Groman, Esq.
May 3, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE